Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

November 22, 2016

VIA EDGAR

David Manion

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation IV
Post-Effective Amendment No. 4 to Registration Statement on Form N-2 (File No. 333-204239)

Dear Mr. Manion:

On behalf of FS Investment Corporation IV (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in a telephone conversation on October 25, 2016 regarding the Company’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-204239) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

Consolidated Balance Sheet, Page F-2

1.    Please supplementally confirm if the $200,000 of seed capital earned interest prior to the commencement of investment operations. If yes, please explain why it has not been recorded.

The Company supplementally confirms that the $200,000 seed capital did not earn interest prior to the commencement of investment operations.

David Manion November 22, 2016 Page 2

2.    The Company’s Consolidated Balance sheet shows that certain of the Company’s costs were incurred as of December 31, 2015 although this is not shown in the Company’s previously filed Quarterly Report for the period ended March 31, 2016 and Annual Report for the year ended December 31, 2015. Please supplementally explain this discrepancy.

The Company respectfully submits that the commitment and contingencies amount as of December 31, 2015 of $3,720,000 is shown on the Company’s Consolidated Balance Sheet in the Quarterly Report for the period ended March 31, 2016 and in the Annual Report for the year ended December 31, 2015.

Note 1. Principal Business and Organization, Page F-8

3.    In future filings, please include details with respect to the Company’s subsidiaries.

The Company respectfully declines to include the names of the Company’s subsidiaries in the Notes to Financial Statements given that a list of the Company’s subsidiaries is updated annually in Exhibit 21.1 to Form 10-K.

Note 5. Distributions, Page F-22

4.    The accretion of discount on the Company’s total return swap (“TRS”) is shown to be $79,000 for the six months ended June 30, 2016. Please supplementally confirm if the Company received an upfront payment in connection with the TRS. If yes, please supplementally explain the accounting treatment for such upfront payment.

The Company supplementally confirms that the Company did not receive an upfront payment in connection with the TRS. The amount shown to be $79,000 in Note 5. Distributions is the accretion of discount on the TRS on a tax basis.

Note 7. Fair Value of Financial Instruments, Page F-24

5.    Note 7 to the Financial Statements provides that the TRS is categorized as a Level 3 input, i.e. inputs that are unobservable for an asset or liability. In future filings, please provide the missing presentations required under Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), including the Level 3 roll forward.

In future filings, the Company will present disclosures required under ASC Topic 820, including the Level 3 roll forward.

David Manion November 22, 2016 Page 3

Note 8. Financing Arrangements, Page F-27

6.    In future filings, in respect of the TRS, please provide the presentations required under Accounting Standards Codification Topic 815, Derivatives and Hedging with respect to (i) the impact of derivative instruments and (ii) collateral offsetting.

In future filings, in respect of the TRS, the Company will enhance its disclosures to meet the presentations required under ASC Topic 815, Derivatives and Hedging with respect to the impact of derivative instruments and collateral offsetting.

Note 10. Financial Highlights, Page F-32

7.    In future filings, please present the calculation of total return in accordance with Instruction 13 to Item 4.1 of Form N-2.

The Company presented in the Quarterly Report for the period ended September 30, 2016 the calculation of total return in accordance with Instruction 13 to Item 4.1 of Form N-2.

8.    Please supplementally explain how the value of senior securities was calculated.

For purposes of the asset coverage ratio test applicable to the Company as a business development company, the Company treats the outstanding notional amount of the TRS entered into by Cheltenham Funding LLC, the Company’s wholly-owned financing subsidiary, less the initial amount of any cash collateral required to be posted by Cheltenham Funding under the TRS, as a senior security for the life of that instrument. As of June 30, 2016, Cheltenham Funding had selected 29 underlying loans with a total notional amount of $88,061,000 and posted $33,000,000 in cash collateral held by Citibank (of which only $31,579,000 was required to be posted), which is reflected as due from counterparty on the consolidated balance sheet. Pursuant to the foregoing, as of June 30, 2016, the senior securities were valued at $56,482,000 (total notional amount of $88,061,000 less required cash collateral of $31,579,000).

General

9.	We note that pursuant to the investment advisory and administrative services agreement, FSIC IV Advisor became entitled to receive up to 0.75% of the gross proceeds raised in the Company’s continuous public offering until all organization and offering costs funded by FSIC IV Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

David Manion November 22, 2016 Page 4

a.	Please supplementally explain if there is an estimate of the remaining organization and offering costs that is reasonable and probable if the multi-class exemptive order that the Company is seeking is not granted and the offering closes in January.

The Company supplementally provides that approximately $600,000 in additional organization and offering costs would be expensed as the Company raises proceeds in its continuous public offering from June 30, 2016 to the date the offering would close in January 2017 if the multi-class exemptive order is not granted. No amount of organization and offering costs would be expensed after the closing of the offering if the multi-class exemptive order is not granted. It is estimated that as of the potential offering close date in January 2017, approximately $5 million of organization and offering costs would not be reimbursed by the Company to its affiliate if the exemptive order is not granted.

b.	Please supplementally explain if the expense reimbursement agreement includes a time frame on how long Franklin Square Holdings and its affiliates can recover expenses reimbursed assuming the Company is granted such exemptive order. It is the Staff’s position that it is three years following the specific reimbursement.

The Company respectfully directs the Staff to page F-18 of the Notes to Financial Statements wherein the Company provides that under the expense reimbursement agreement it “has a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under such agreement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount...”

c.	Please supplementally confirm that organization and offering costs for the period from February 25, 2015 to December 31, 2015 were $317,000 and $3,403,000, respectively. Organization costs also appear to have been fully reimbursed as of June 30, 2016 and additional offering costs appear to have been incurred during the six months ended June 30, 2016. Please supplementally confirm that this understanding is correct.

The Company confirms the Staff’s understanding is correct.

David Manion November 22, 2016 Page 5

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If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd

FS Investment Corporation IV